 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Ishikawa, Christopher (Last) (First) (Middle) 300 Esplanade Drive Suite 1860 (Street) Oxnard, CA 93036 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LTC Properties, Inc. LTC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Exec. Vice President and Chief Investment Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock			/ /	213,539	D
Common Stock			/ /	1,436	I	401K Plan shares
Preferred A			/ /	1,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Options	$5.375	03/31/00		A	03/31/01 / 03/31/08	Common Stock / 8,000			I
Stock Options	$5.375	03/31/00		A	03/31/02 / 03/31/09	Common Stock / 8,000			I
Stock Options	$5.375	03/31/00		A	03/31/03 / 03/31/10	Common Stock / 8,000			I
Stock Options	$5.375	03/31/00		A	03/31/04 / 03/31/11	Common Stock / 8,000			I
Stock Options	$5.375	03/31/00		A	03/31/05 / 03/31/12	Common Stock / 8,000			I
Stock Options	$5.17	10/03/01		A	10/03/02 / 10/03/09	Common Stock / 2,800			I
Stock Options	$5.17	10/03/01		A	10/03/03 / 10/03/10	Common Stock / 2,800			I
Stock Options	$5.17	10/03/01		A	10/03/04 / 10/03/11	Common Stock / 2,800			I
Stock Options	$5.17	10/03/01		A	10/03/05 / 10/03/12	Common Stock / 2,800			I
Stock Options	$5.17	10/03/01		A	10/03/06 / 10/03/13	Common Stock / 2,800		54,000	I
Explanation of Responses:

By: /s/ Christopher Ishikawa 01/09/03 ** Signature of Reporting Person Date SEC 2270 (7-02)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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